WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 OCT 17 A 8:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017435

SUPPL

October 13, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for third quarter 2006.
- Press release reports results for the third quarter 2006 and September 2006 sales.
- Report on shares repurchase for September 2006

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

10/17

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS SEPTEMBER 2006 SALES

Mexico City, October 9, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of September 2006, sales were $15,315 million pesos. This figure represents a 23.7% increase over sales reported the same month last year, and an 18.9% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 11.2%, and of 6.9% in real terms compared to the same month of 2005.

Real Growth

	September		January – September	
	2006	2005	2006	2005
Total sales growth (%)	**18.9**	15.2	**15.7**	13.3
Comparable sales growth (%)	**6.9**	7.7	**5.4**	5.5

Considering the five-week period from August 26 to September 29, 2006 that compares with the five-week period ending September 30, 2005, as well as the thirty-nine-week period from December 31 2005 to September 29, 2006 and that compares with the thirty-nine-week period that ended September 30, 2005, sales growth was as follows:

Real Growth

	5 weeks		39 weeks	
	2006	2005	2006	2005
Total sales growth (%)	**16.1**	14.2	**15.9**	13.7
Comparable sales growth (%)	**4.5**	6.7	**5.5**	5.9

Openings during the month of September:

We opened nine Bodegas Aurrera in the cities of Torreon, Coahuila; Mexico City; Aguascalientes, Aguascalientes; Ixtlan del Rio, Nayarit; Rio Grande, Zacatecas; Misantla, Veracruz; Xicotepec, Puebla; Tuxtla Gutierrez, Chiapas and Sayula, Jalisco; two Sam's Clubs in Matamoros, Tamaulipas and Tepic, Nayarit; one Superama in Xalapa, Veracruz, and six restaurants in the cities of Poza Rica, Veracruz; two in Mexico City; Monclova, Coahuila; Minatitlan, Veracruz and Guanajuato, Guanajuato. Additionally, during October we have opened one Superama in Toluca, Estado de Mexico, and one restaurant in Ensenada, Baja California Norte.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 857 units, broken down as follows:

- 247 Bodegas Aurrera
- 75 Sam's Clubs
- 110 Wal-Mart Supercenters
- 58 Superamas
- 57 Suburbias
- 310 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL★MART®

MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE THIRD QUARTER 2006

Mexico City, October 10, 2006

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the third quarter 2006. As a result of a 20.9% increase in sales over the previous year, 16.8% in real terms, once the period's inflation is accounted for, a higher gross margin and a lower level of operating expenses, operating income increased 27% in real terms versus the level achieved in 2005. EBITDA for the quarter amounted to $4,303 million pesos and represented 9.1% of total revenues, a growth in real terms of 21% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 9.0%, 5.3% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Our price leadership, and our focus on continuously improving our customers' buying experience, coupled with a permanent commitment to invest in modernization, efficiency, and profitable growth, allowed us to obtain another quarter of excellent results. In financial terms, I want to highlight the 33% real increase in earnings per share for the quarter. For Wal-Mart de Mexico, financial results are as important as our social involvement and our good corporate governance practices, and I am pleased to also report important achievements in these areas. During the third quarter of the year, the Wal-Mart de Mexico foundation channeled $39 million pesos, equivalent to US$3.4 million dollars to different communities in Mexico. During the same period 14,156 associates participated as volunteers in 562 activities including the National Volunteer Week, giving 179,783 man-hours to their communities. In August, we signed an agreement with The Mexican Red Cross and United Nations Program for Development to support disaster relief activities in the southeast communities. Finally, The Mexican Stock Exchange awarded us the 2005 Marketability Award that is given to companies that comply in time and form with all their obligations with the stock market, and which shares are traded in great volumes".

Main figures are:

<u>Third Quarter (July – September)</u>

	2006		2005		Growth %	
	M$ Millions	%	*M$ Millions*	%	*Nominal*	*After inflation*
Net Sales	46,982		40,239		21	17
Other Income	181		167		12	8
Total Revenues	47,163	100.0	40,406	100.0	**21**	**17**
Cost of Sales	37,010	78.5	31,880	78.9	20	16
Gross Profit	10,153	21.5	8,526	21.1	23	19
Operating Expenses	6,663	14.1	5,776	14.3	19	15
Operating Income	3,490	7.4	2,750	6.8	**31**	**27**
EBITDA	4,303	9.1	3,567	8.8	**25**	**21**
Net Income	2,732	5.8	2,083	5.2	**36**	**31**
EPS for the quarter (in pesos)	0.318		0.239		**38**	**33**

FILE N° 82-4609

Cumulative Figures as of the Third Quarter (January - September)

	2006		2005		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After inflation*
Net Sales	135,517		117,143		20	16
Other Income	534		498		11	7
Total Revenues	136,051	100.0	117,641	100.0	**20**	**16**
Cost of Sales	106,892	78.6	92,812	78.9	19	15
Gross Profit	29,159	21.4	24,829	21.1	21	17
Operating Expenses	18,976	13.9	16,953	14.4	16	12
Operating Income	10,183	7.5	7,876	6.7	**34**	**29**
EBITDA	12,591	9.3	10,313	8.8	**26**	**22**
Net Income	7,918	5.8	6,075	5.2	**35**	**30**
EPS last 12 months (in pesos)	1.331		1.109		**23**	**20**

The Company's cash position as of September 30, 2006 was $8,714 million pesos, equivalent to $793 million dollars.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. As of today, It operates 857 units, broken down as follows:

- 247 Bodegas Aurrera
- 75 Sam's Clubs
- 110 Wal-Mart Supercenters
- 58 Superamas
- 57 Suburbias
- 310 Restaurants, including franchises

Installed Capacity as of September 30, 2006:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega	11,239,506	1,044,176
Sam's Club	6,133,827	569,846
Wal-Mart Supercenter	10,439,480	969,851
Superama	1,037,180	96,356
Suburbia	2,713,805	252,119
	Seats	
Restaurants	70,904	

Shares outstanding:

The number of shares outstanding as of September 30, 2006 was 8,583,883,568.

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at September 30, 2006

	September 30, 2006	September 30, 2005
Assets		
Current assets:		
Cash and cash equivalents	Ps. 8,713,635	Ps. 9,762,799
Accounts receivable - net	2,536,930	1,997,543
Inventories	17,520,477	14,292,259
Prepaid expenses	481,842	414,625
Total current assets	29,252,884	26,467,226
Property and equipment - net	58,522,781	51,083,083
Total assets	Ps. 87,775,665	Ps. 77,550,309
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 20,953,641	Ps. 16,580,155
Other accounts payable	5,655,711	5,042,907
Total current liabilities	26,609,352	21,623,062
Long-term other liabilities	1,875,535	153,101
Deferred income tax	4,304,186	4,932,982
Seniority premiums	54,220	51,464
Total liabilities	32,843,293	26,760,609
Shareholders' equity:		
Capital stock	19,356,844	17,283,026
Legal reserve	3,438,172	3,063,659
Retained earnings	43,349,098	40,583,599
Accumulated result of restatement	(10,935,596)	(10,240,151)
Premium on sale of shares	2,214,523	2,222,953
Employee stock option plan fund	(2,490,669)	(2,123,386)
Total shareholders' equity	54,932,372	50,789,700
Total liabilities and shareholders' equity	Ps. 87,775,665	Ps. 77,550,309

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at September 30, 2006

	Nine-month period ended September 30,			
	2006		**2005**	
Net sales	Ps.	135,517,176	Ps.	117,143,005
Other income		533,657		497,747
Total revenues		136,050,833		117,640,752
Cost of sales		(106,891,899)		(92,811,855)
Gross profit		29,158,934		24,828,897
Operating expenses		(18,975,724)		(16,953,153)
Operating income		10,183,210		7,875,744
Comprehensive financing income:				
Financial income - net		630,619		931,449
Exchange gain		48,147		24,158
Monetary position gain		253,690		83,976
		932,456		1,039,583
Other income (expense) - net		36,957		(236,761)
Income before income tax and employee profit sharing		11,152,623		8,678,566
Income tax and employee profit sharing		(3,234,262)		(2,603,570)
Net income	Ps.	7,918,361	Ps.	6,074,996
Earnings per share last 12 months (in pesos)	Ps.	1.331	Ps.	1.109

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at September 30, 2006

	Nine-month period ended September 30,			
	2006		2005	
Operating activities				
Net income	Ps.	7,918,361	Ps.	6,074,996
Charges (credits) not requiring the use of (providing) resources:				
Depreciation		2,407,663		2,437,293
Seniority premiums		28,453		24,067
Deferred income tax		(280,952)		(304,818)
		10,073,525		8,231,538
Changes in:				
Accounts receivable		156,880		57,253
Inventories		(3,393,838)		(1,825,385)
Prepaid expenses		24,747		(42,606)
Accounts payable to suppliers		19,459		(378,848)
Other accounts payable		(994,935)		1,021,696
Resources provided by operating activities		5,885,838		7,063,648
Financing activities				
Long-term other liabilities		272,431		8,518
Repurchase of shares		(4,460,375)		(3,814,336)
Payment of dividends		(804,421)		(556,028)
Resources used in financing activities		(4,992,365)		(4,361,846)
Investing activities				
Purchase of property and equipment		(6,404,702)		(5,230,786)
Sale and retirement of property and equipment		357,220		226,199
Property under capital lease		(240,204)		-
Employee stock option plan - net		(403,038)		(477,262)
Resources used in investing activities		(6,690,724)		(5,481,849)
Decrease in cash and cash equivalents		(5,797,251)		(2,780,047)
Cash and cash equivalents at beginning of the period		14,510,886		12,542,846
Cash and cash equivalents at end of the period	Ps.	8,713,635	Ps.	9,762,799

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 04, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number Share
								As of last report	136,193,900	8,589,5
01/09/2006	03090	BUY	200,000	37.294790	7,458,958	ACCIV	STOCK		136,393,900	8,589,3
								As of current report	136,393,900	8,589,3

Shareholders' equity amount	0
Capital stock amount	7,458,958

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,821,916,617	3,814,457,659

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
8 2 - 4 6

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 05, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	136,393,900	8,589,3
05/09/2006	03091	BUY	230,000	36.641122	8,427,458	ACCIV	STOCK		136,623,900	8,589,1
								As of current report	136,623,900	8,589,1

Shareholders' equity amount	0
Capital stock amount	8,427,458

Balance of shares apply t shareholders' equity	
As of last report	As of currer
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,814,457,659	3,806,030,201

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 06, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	136,623,900	8,589,1
06/09/2006	03092	BUY	380,000	36.125658	13,727,750	ACCIV	STOCK		137,003,900	8,588,7
								As of current report	137,003,900	8,588,7

Shareholders' equity amount	0
Capital stock amount	13,727,750

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,806,030,201	3,792,302,451

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
8 2 - 4 6

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 08, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	137,003,900	8,588,7
08/09/2006	03093	BUY	730,000	35.645527	26,021,235	ACCIV	STOCK		137,733,900	8,588,0
								As of current report	137,733,900	8,588,0

Shareholders' equity amount	0
Capital stock amount	26,021,235

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,792,302,451	3,766,281,216

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
8 2 - 4 6

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 12, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	137,733,900	8,588,0
12/09/2006	03094	BUY	700,000	36.495660	25,546,962	ACCIV	STOCK		138,433,900	8,587,3
								As of current report	138,433,900	8,587,3

Balance of shares apply shareholders' equity	
As of last report	As of curre
0	

Shareholders' equity amount	0
Capital stock amount	25,546,962

RESOURCES AVAILABLE

As of last report	As of current report
3,766,281,216	3,740,734,254

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 13, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	138,433,900	8,587,3
13/09/2006	03095	BUY	430,000	37.069867	15,940,043	ACCIV	STOCK		138,863,900	8,586,9
								As of current report	138,863,900	8,586,9

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

Shareholders' equity amount	0
Capital stock amount	15,940,043

RESOURCES AVAILABLE

As of last report	As of current report
3,740,734,254	3,724,794,211

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N(
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 14, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	138,863,900	8,586,9
14/09/2006	03096	BUY	430,000	37.568623	16,154,508	IXE	STOCK		139,293,900	8,586,4
								As of current report	139,293,900	8,586,4

Shareholders' equity amount	0
Capital stock amount	16,154,508

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,724,794,211	3,708,639,703

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 15, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	139,293,900	8,586,4
15/09/2006	03097	BUY	430,000	38.122707	16,392,764	ACCIV	STOCK		139,723,900	8,586,0
								As of current report	139,723,900	8,586,0

Shareholders' equity amount	0
Capital stock amount	16,392,764

Balance of shares apply shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,708,639,703	3,692,246,939

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	139,723,900	8,586,0
19/09/2006	03098	BUY	240,000	37.987446	9,116,987	ACCIV	STOCK		139,963,900	8,585,8
								As of current report	139,963,900	8,585,8

Shareholders' equity amount	0
Capital stock amount	9,116,987

Balance of shares apply t shareholders' equity	
As of last report	As of currer
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,692,246,939	3,683,129,952

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 20, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	139,963,900	8,585,8
20/09/2006	03099	BUY	200,000	38.526395	7,705,279	ACCIV	STOCK		140,163,900	8,585,6
								As of current report	140,163,900	8,585,6

Shareholders' equity amount	0
Capital stock amount	7,705,279

Balance of shares apply shareholders' equity	
As of last report	As of curre
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,683,129,952	3,675,424,673

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
8 2 - 4 6

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 21, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	140,163,900	8,585,6
21/09/2006	03100	BUY	200,000	37.609825	7,521,965	ACCIV	STOCK		140,363,900	8,585,4
								As of current report	140,363,900	8,585,4

Shareholders' equity amount	0
Capital stock amount	7,521,965

Balance of shares apply shareholders' equity	
As of last report	As of curre
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,675,424,673	3,667,902,708

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 22, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	140,363,900	8,585,4
22/09/2006	03101	BUY	340,000	37.065882	12,602,400	ACCIV	STOCK		140,703,900	8,585,0
								As of current report	140,703,900	8,585,0

Shareholders' equity amount	0
Capital stock amount	12,602,400

Balance of shares apply shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,667,902,708	3,655,300,308

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 26, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	140,703,900	8,585,0
26/09/2006	03102	BUY	340,000	37.835270	12,863,992	IXE	STOCK		141,043,900	8,584,7
								As of current report	141,043,900	8,584,7

Shareholders' equity amount	0
Capital stock amount	12,863,992

Balance of shares apply t shareholders' equity	
As of last report	As of curre
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,655,300,308	3,642,436,316

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 27, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	141,043,900	8,584,7
27/09/2006	03103	BUY	200,000	37.718725	7,543,745	ACCIV	STOCK		141,243,900	8,584,5
								As of current report	141,243,900	8,584,5

Shareholders' equity amount	0
Capital stock amount	7,543,745

Balance of shares apply t shareholders' equity	
As of last report	As of curre
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,642,436,316	3,634,892,571

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 28, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	141,243,900	8,584,5
28/09/2006	03104	BUY	340,000	37.238003	12,660,921	ACCIV	STOCK		141,583,900	8,584,2
								As of current report	141,583,900	8,584,2

Shareholders' equity amount	0
Capital stock amount	12,660,921

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,634,892,571	3,622,231,650

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File N
82-46

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 29, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Numbe Share
								As of last report	141,583,900	8,584,2
29/09/2006	03105	BUY	320,000	37.213806	11,908,418	ACCIV	STOCK		141,903,900	8,583,8
								As of current report	141,903,900	8,583,8

Shareholders' equity amount	0
Capital stock amount	11,908,418

Balance of shares apply t shareholders' equity	
As of last report	As of curren
0	

RESOURCES AVAILABLE

As of last report	As of current report
3,622,231,650	3,610,323,232

Issuer's Comments

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

RECEIVED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	87,775,665	100	77,550,309	100
s02	CURRENT ASSETS	29,252,884	33	26,467,226	34
s03	CASH AND SHORT-TERM INVESTMENTS	8,713,635	10	9,762,799	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	509,866	1	438,925	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,027,064	2	1,558,618	2
s06	INVENTORIES	17,520,477	20	14,292,259	18
s07	OTHER CURRENT ASSETS	481,842	1	414,625	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	58,522,781	67	51,083,083	66
s13	LAND AND BUILDINGS	56,446,721	64	49,379,947	64
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	20,728,668	24	19,122,784	25
s16	ACCUMULATED DEPRECIATION	21,231,261	24	19,660,005	25
s17	CONSTRUCTION IN PROGRESS	2,578,653	3	2,240,357	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	32,843,293	100	26,760,609	100
s21	CURRENT LIABILITIES	26,609,352	81	21,623,062	81
s22	SUPPLIERS	20,953,641	64	16,580,155	62
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	570,126	2	984,533	4
s26	OTHER CURRENT LIABILITIES	5,085,585	15	4,058,374	15
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,233,941	19	5,137,547	19
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	54,932,372	100	50,789,700	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	54,932,372	100	50,789,700	100
s36	CONTRIBUTED CAPITAL	19,080,698	35	17,382,593	34
s79	CAPITAL STOCK	19,356,844	35	17,283,026	34
s39	PREMIUM ON SALE OF SHARES	(276,146)	(1)	99,567	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	35,851,674	65	33,407,107	66
s42	RETAINED EARNINGS AND CAPITAL RESERVES	46,787,270	85	43,647,258	86
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,935,596)	(20)	(10,240,151)	(20)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	8,713,635	100	9,762,799	100
s46	CASH	62,661	1	65,136	1
s47	SHORT-TERM INVESTMENTS	8,650,974	99	9,697,663	99
s07	OTHER CURRENT ASSETS	481,842	100	414,625	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	481,842	100	414,625	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	26,609,352	100	21,623,062	100
s52	FOREIGN CURRENCY LIABILITIES	2,298,732	9	1,723,741	8
s53	MEXICAN PESOS LIABILITIES	24,310,620	91	19,899,321	92
s26	OTHER CURRENT LIABILITIES	5,085,585	100	4,058,374	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,085,585	100	4,058,374	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,233,941	100	5,137,547	100
s66	DEFERRED TAXES	4,304,186	69	4,932,982	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	54,220	1	51,464	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,875,535	30	153,101	3
s79	CAPITAL STOCK	19,356,844	100	17,283,026	100
s37	CAPITAL STOCK (NOMINAL)	11,080,051	57	8,866,185	51
s38	RESTATEMENT OF CAPITAL STOCK	8,276,793	43	8,416,841	49

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	46,787,270	100	43,647,258	100
s93	LEGAL RESERVE	3,438,172	7	3,063,659	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,430,737	76	34,508,603	79
s45	NET INCOME FOR THE YEAR	7,918,361	17	6,074,996	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,935,596)	100	(10,240,151)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(10,935,596)	100	(10,240,151)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 3 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	136,050,833	100	117,640,752	100
r02	COST OF SALES	106,891,899	79	92,811,855	79
r03	GROSS PROFIT	29,158,934	21	24,828,897	21
r04	OPERATING EXPENSES	18,975,724	14	16,953,153	14
r05	OPERATING INCOME	10,183,210	7	7,875,744	7
r06	INTEGRAL FINANCING COST	(932,456)	(1)	(1,039,583)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	11,115,666	8	8,915,327	8
r08	OTHER EXPENSE AND INCOME (NET)	(36,957)	0	236,761	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	11,152,623	8	8,678,566	7
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,234,262	2	2,603,570	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	7,918,361	6	6,074,996	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,918,361	6	6,074,996	5
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,918,361	6	6,074,996	5
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	7,918,361	6	6,074,996	5
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	7,918,361	6	6,074,996	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	136,050,833	100	117,640,752	100
r21	DOMESTIC	136,050,833	100	117,640,752	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	(932,456)	100	(1,039,583)	100
r24	INTEREST EXPENSE	0	0	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	71,082	(8)	0	0
r26	INTEREST INCOME	701,701	(75)	931,449	(90)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(48,147)	5	(24,158)	2
r28	RESULT FROM MONETARY POSITION	(253,690)	27	(83,976)	8
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,234,262	100	2,603,570	100
r32	INCOME TAX	3,494,073	108	2,809,890	108
r33	DEFERRED INCOME TAX	(259,811)	(8)	(242,794)	(9)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	36,474	1
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	187,507,888	162,480,238
r39	OPERATING INCOME (**)	14,868,597	11,621,064
r40	NET INCOME OF MAJORITY INTEREST (**)	11,544,558	9,770,361
r41	NET CONSOLIDATED INCOME (**)	11,544,558	9,770,361
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,407,663	2,437,293

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	176,067	70,114
s63	OTHER LOANS WITH COST	1,875,535	153,101
s72	WORKING CAPITAL	2,643,532	4,844,164
s73	PENSIONS AND SENIORITY PREMIUMS	231,334	203,269
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,517	123,033
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,583,883,568	4,342,789,635
s78	REPURCHASED SHARES (*)	141,903,900	80,930,400
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 3 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	47,162,591	100	40,406,535	100
rt02	COST OF SALES	37,009,953	78	31,879,864	79
rt03	GROSS PROFIT	10,152,638	22	8,526,671	21
rt04	OPERATING EXPENSES	6,662,898	14	5,776,375	14
rt05	OPERATING INCOME	3,489,740	7	2,750,296	7
rt06	INTEGRAL FINANCING COST	(278,640)	(1)	(371,049)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,768,380	8	3,121,345	8
rt08	OTHER EXPENSE AND INCOME (NET)	(78,859)	0	146,082	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,847,239	8	2,975,263	7
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,115,699	2	892,581	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,731,540	6	2,082,682	5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,731,540	6	2,082,682	5
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,731,540	6	2,082,682	5
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,731,540	6	2,082,682	5
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	2,731,540	6	2,082,682	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

WAL - MART DE MEXICO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	47,162,591	100	40,406,535	100
rt21	DOMESTIC	47,162,591	100	40,406,535	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(278,640)	100	(371,049)	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	35,977	(13)	0	0
rt26	INTEREST INCOME	173,121	(62)	312,841	(84)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	48,505	(17)	(13,206)	4
rt28	RESULT FROM MONETARY POSITION	(190,001)	68	(45,002)	12
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,115,699	100	892,581	100
rt32	INCOME TAX	1,246,059	112	1,063,222	119
rt33	DEFERRED INCOME TAX	(119,829)	(11)	(183,138)	(21)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	(10,531)	(1)	12,497	1
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	813,395	816,303

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	7,918,361	6,074,996
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,155,164	2,156,542
c03	RESOURCES FROM NET INCOME FOR THE YEAR	10,073,525	8,231,538
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,187,687)	(1,167,890)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	5,885,838	7,063,648
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	272,431	8,518
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,264,796)	(4,370,364)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(4,992,365)	(4,361,846)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,690,724)	(5,481,849)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,797,251)	(2,780,047)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,510,886	12,542,846
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,713,635	9,762,799

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,155,164	2,156,542
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,407,663	2,437,293
c41	+ (-) OTHER ITEMS	(252,499)	(280,751)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,187,687)	(1,167,890)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	156,880	57,253
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,393,838)	(1,825,385)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	24,747	(42,606)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	19,459	(378,848)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(994,935)	1,021,696
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	272,431	8,518
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	272,431	8,518
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,264,796)	(4,370,364)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(312,365)	(327,059)
c31	(-) DIVIDENDS PAID	(804,421)	(556,028)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(4,148,010)	(3,487,277)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,690,724)	(5,481,849)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(6,404,702)	(5,230,786)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	357,220	226,199
c39	+ (-) OTHER ITEMS	(643,242)	(477,262)

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.82	%	5.16	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	21.01	%	19.23	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.15	%	12.59	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29	%	6.71	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.20	%	1.38	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.13	times	2.09	times
p07	NET SALES TO FIXED ASSETS (**)	3.20	times	3.18	times
p08	INVENTORIES TURNOVER (**)	9.80	times	9.72	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0.87	days	0.87	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.41	%	34.50	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.59	times	0.52	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.99	%	6.44	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.70	times	6.07	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	times	1.22	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.56	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.89	times	0.98	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	32.74	%	45.14	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.40	%	6.99	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.07)	%	(0.99)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(5.45)	%	(0.19)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	105.45	%	100.19	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	95.72	%	95.42	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.33		$	1.11	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.33		$	1.11	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	6.40		$	11.70	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.38		$	0.63	
d10	DIVIDEND IN SHARES PER SHARE		0.00			0.00	
d11	MARKET PRICE TO CARRYING VALUE		5.85	times		4.87	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		28.11	times		25.70	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00			0.00	

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

NOTES TO FINANCIAL STATEMENTS

CONSOLIDATED

Final Printing

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM PREMIUM ON SALE OF SHARES, THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: REPURCHASE OF SHARES AUTHORIZED AVAILABLE AMOUNT AS OF SEPTEMBER 30, 2006 IS A FOLLOWS:

AUTHORIZED AMOUNT	PS. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(307,358)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(4,082,319)
	PS. 3,610,323

THE RESTATED AMOUNT FOR THIS CONCEPT IS TO PS. 70,698.

NOTE 4 BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, IN THE QUARTER OF PRESENT FINANCIAL YEAR INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL STATE OF PS. 240,204, AND INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND OF PS. 403,038 IN 2006 AND PS. 477,262 IN 2005.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST RETAINED EARNINGS.

NOTE 5 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 6 - DATA PER SHARE

d01: THIRD QUARTER 2005 WAS MADE COMPARABLE WITH QUARTER 2006, CONSIDERING SHARES SPLIT REALIZED FEBRUARY 16, 2006.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

d08: THE BOOK VALUE PER SHARE AS OF SEPTEMBER 30, 2005 COMPARABLE WITH 2006 MUST BE PS. 5.85 PESOS INSTEAD OF PS. 11.70 PESOS, SINCE THE SPLIT CONSIDER AS OF FEBRUARY 16, 2006. THE SYSTEM DOES NOT ALLOW TO CAPTURE THE NEW VALUE.

d09: THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE THE LAST QUARTER, IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	21.87%	19.63%
p03:	NET INCOME TO TOTAL ASSETS	(**)	13.75%	12.84%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.23 TIMES	2.14 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.39 TIMES	3.31 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.02 TIMES	6.17 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

DURING THE 3RD QUARTER, TOTAL WALMEX SALES AMOUNTED TO $46,982 MILLION PESOS, $6,743 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 20.9% IN NOMINAL TERMS AND 16.8% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 9.0% AND 5.3% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES DURING THE THIRD QUARTER INCREASED 16.3% REGARDING LAST YEARS FIGURES. THE AVERAGE TICKET INCREASED 0.5%.

GROSS MARGIN WAS 21.5%, 40 BASIS POINTS HIGHER THAN 2005. IN MONETARY TERMS, GROSS PROFIT WAS 19% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 14.1% OF TOTAL REVENUES, 20 BASE-POINTS BELOW RESULTS FOR 2005. OPERATING INCOME GREW 27% THUS REPRESENTING 7.4% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 21% IN REAL TERMS, WHICH IS 9.1% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JULY-SEPTEMBER PERIOD TOTALED $2,732 MILLION PESOS, WHICH REPRESENTS 5.8% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 31% IN REAL GROWTH OVER THE PREVIOUS YEAR.

REGARDING THE EXPANSION PROGRAM, FOR THE JULY-SEPTEMBER PERIOD WE OPENED 39 NEW STORES: 22 BODEGAS AURRERA, 3 WAL-MART SUPERCENTER, 4 SAMS CLUB, 2 SUPERAMA, 1 SUBURBIA STORE AND 7 RESTAURANTS. NOW WE HAVE 855 UNITS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE AN 19.6% INCREASE IN SELF-SERVICE INSTALLED CAPACITY AND 5.9% IN RESTAURANT SEATING.

OUR EXPANSION PROGRAM FOR THE FOURTH QUARTER INCLUDES 47 NEW STORES: 24 SELF-SERVICE STORES, 5 SUBURBIA STORES AND 18 RESTAURANTS.

AS OF SEPTEMBER 30, 2006, CASH ON HAND FOR THE COMPANY AMOUNTED TO $8,714 MILLION PESOS, AFTER HAVING INVESTED DURING THE JANUARY-SEPTEMBER PERIOD $11,669 MILLION PESOS, INCLUDING $6,405 IN FIXED ASSETS, PAID $4,460 MILLION PESOS FOR THE REPURCHASE OF 142 MILLION SHARES AND PAID DIVIDENDS OF $804 MILLION PESOS.

MEXICO CITY, OCTOBER 10, 2006

EDUARDO SOLORZANO
PRESIDENT AND CEO

1 - SIGNIFICANT ACCOUNTING POLICIES:

AS OF JANUARY 1, 2006, THE FINANCIAL INFORMATION STANDARDS (NIF) ISSUED BY THE MEXICAN COUNCIL FOR RESEARCH AND DEVELOPMENT OF FINANCIAL INFORMATION STANDARDS (CINIF) ARE COMPULSORY. COMPANY MANAGEMENT FEELS THAT THE IMPLEMENTATION OF THESE NEW REGULATIONS AS OF 2006 SHALL NOT CREATE ANY SIGNIFICANT IMPACT ON FINANCIAL INFORMATION, OR ON THE CORRESPONDING ACCOUNTING POLICIES.

THESE NEW REGULATIONS REPLACE THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (MEX GAAP) WHICH HAD BEEN IN USE UNTIL DECEMBER 31, 2005 BY THE TERM FINANCIAL INFORMATION STANDARDS (NIF) AS OF JANUARY 1, 2006.

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT SEPTEMBER 30, 2006, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10, INCLUDED IN NIF.

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH NIF REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD AS DESCRIBED IN NOTE 3.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN D-5, INCLUDED IN NIF.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT PERIOD NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

N. SALES REVENUES ARE RECOGNIZED AT THE TIME CUSTOMER TAKES POSSESSION OF MERCHANDISE.

REVENUES FROM THE SALES OF SAMS CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

O. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, INCLUDED IN NIF.

P. IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THE DISPOSAL OF SUCH ASSETS ARE RECORDED BY CALCULATING THE PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS, ACCORDING TO MEXICAN ACCOUNTING BULLETIN C-15, INCLUDED IN NIF, TO DETERMINE THE VALUE IN USE OF EACH ASSETS, CONSIDERING EACH OF THE COMPANYS STORES AND RESTAURANT AS MINIMUM CASH-GENERATING UNIT.

NOTE 2 -ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT SEPTEMBER 30, 2006, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 242,613.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE TAXES RECOVERY OF PS. 1,815,135.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (NET):

MEXICAN ACCOUNTING BULLETIN B-10, INCLUDED IN NIF, SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AT SEPTEMBER 30, 2006, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 19,171,094
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	37,275,627
PROPERTY, LAND AND BUILDINGS	56,446,721
OTHER EQUIPMENT	20,728,668
ACCUMULATED DEPRECIATION	(21,231,261)
CONSTRUCTION IN PROGRESS	2,578,653
PROPERTY, PLANT AND EQUIPMENT - NET	PS. 58,522,781

AT SEPTEMBER 30, 2006, THE PROPERTY, PLANT AND EQUIPMENT BALANCE INCLUDES PS. 3,171,229 FOR PROPERTY ACQUIRED UNDER CAPITAL LEASES; THE RELATED ACCUMULATED AMORTIZATION FOR THE YEAR IS PS. 966,411.

PROPERTY RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2006 WAS PS. 970,679.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF SEPTEMBER 30, 2006, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL STATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE PAYMENT-TERM RANGING IS FROM 4.5 YEARS TO 7 YEARS.

THE LONG TERM LIABILITY RECORDED FOR SUCH LEASES IS PS. 1,875,535.

AN ANAYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT 5 YEARS IS AS FOLLOWS:

YEAR	AMOUNT
2007	PS. 176,067
2008	PS. 155,593
2009	PS. 133,143
2010	PS. 118,250
2011	PS. 118,581

RELATED PAYMENTS MADE IN 2007 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 7 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY, PLANT AND EQUIPMENT	PS. 3,414,262
INVENTORIES	1,962,188
OTHER ITEMS - NET	(1,072,264)
TOTAL	PS. 4,304,186

ON SEPTEMBER 30, 2006, THE CORPORATE INCOME TAX RATE IS 29%. IN ACCORDANCE THE INCOME TAX LAW, THE CORPORATE INCOME TAX RATE WILL BE 28% AS OF 2007.

IN CONFORMITY WITH MEXICAN ACCOUNTING BULLETIN D-4, INCLUDED IN NIF, AT SEPTEMBER 30, 2006, DEFERRED TAXES ARE RECOGNIZED ON BASICALLY ALL TEMPORARY DIFERENCES USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR INCOME TAX FOR 2006 INCLUDES TAXABLE INVENTORIES FOR THE YEAR HELD AT DECEMBER 31, 2004, SINCE THE COMPANY TOOK THE OPTION EXTENDED UNDER THE INCOME TAX LAW OF DEFERRING INCOME TAX ON INVENTORIES HELD AT THE END OF EACH YEAR SO AS TO SUBSEQUENTLY DEDUCT COST OF SALES.

AT SEPTEMBER 30, 2006, THE COMPANY HAS ACCRUED TAX LOSS CARRYFORWARDS FOR PS. 37,338, WHICH CAN BE AMORTIZED, IN ACCORDANCE WITH THE INCOME TAX LAW, AGAINST TAX PROFITS GENERATED THROUGH 2011.

NOTE 8 - SENIORITY PREMIUMS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. THE BENEFITS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDERS EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(2,282,578)	PS.(208,091)	PS.(2,490,669)
PREMIUM ON SALE OF SHARES	802,781	1,411,742	2,214,523
PREMIUM ON SALE OF SHARES	PS.(1,479,797)	PS. 1,203,651	PS. (276,146)
LEGAL RESERVE	PS. 1,876,967	PS. 1,561,205	PS. 3,438,172
RETAINED EARNINGS FROM PREVIOUS YEARS	24,846,042	10,584,695	35,430,737
NET INCOME FOR THE YEAR	7,809,567	108,794	7,918,361
RETAINED EARNINGS AND CAPITAL RESERVE	PS.34,532,576	PS.12,254,694	PS.46,787,270

NOTE 10 - REPURCHASE OF SHARES:

DURING THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2006 WALMEX REPURCHASED 141,903,900 OF ITS OWN SHARES, AS A RESULT OF THE SHARE REPURCHASES, NOMINAL CAPITAL STOCK WAS REDUCED BY PS. 307,358. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

NOTE 11 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS MEETING HELD ON FEBRUARY 9 AND 28, 2006:

A. ON FEBRUARY 9, 2006 THE BOARD OF DIRECTOR AGREED TO HAVE A SPILT OF TWO NEW SHARES FOR EACH EXISTING SHARE, THOSE THE CAPITAL STOCK OF THE COMPANY WILL BE REPRESENTED BY 8,645,916,270 SHARES. ON FEBRUARY 16, 2006 CURRENT TITLES WITH COUPON 43 WERE EXCHANGED FOR THE NEW TITLES. THE ISSUANCE OF THE NEW SHARES DOES NOT AFFECT THE CAPITAL STOCK.

B. REGULAR SHAREHOLDERS MEETING:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2006 TO REPURCHASE THE COMPANYS OWN SHARES OF PS. 8,000,000 (NOMINAL).

2. CANCELLATION OF 201,523,800 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANYS OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 368,124 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS. 374,513..

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.38 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE CLOSING MARKET PRICE OF THE SHARE ON MARCH 22, 2006 AND THE PS. 0.38 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 7,2006.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS. 3,285,448 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 164,272,409 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING HELD ON FEBRUARY 28, 2006 EXPIRES ON APRIL 6, 2006. THE COMPANY DELIVERED 79,871,198 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS. 2,429,682 (NOMINAL) AND CANCELED 84,401,211 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 855,766 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITYS SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,375,601 (NOMINAL).

NOTE 12 - STOCK OPTION PLAN FUND

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 128,904,933 WALMEX SHARES, OF WHICH 115,572,199 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARIES COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANYS EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, IN FORCE AS OF 2005, AS SUPPLEMENTARY GUIDANCE NIF.

NOTE 13 - SEGMENT INFORMATION:

THE COMPANYS SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, INCLUDED IN NIF. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT SEPTEMBER 30, 2006 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICE	PS. 126,109,039	PS. 8,473,533
OTHER	9,941,794	1,709,677
CONSOLIDATED	PS. 136,050,833	PS. 10,183,210

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 14 - AUTHORIZATION OF FINANCIAL STATEMENTS:

THE FINANCIAL STATEMENTS AND ITS NOTES THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2006, WERE AUTHORIZED BY THE COMPANYS BOARD OF DIRECTORS IN MEETING HELD ON OCTOBER 9, 2006.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,429	99.99
REAL ESTATE	REAL ESTATE PROJECTS	19,114,182	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF SERVICE STORE		0.00	17,948,300	0	0	0	0	0						
DEPARTMENT STORE		0.00	770,811	0	0	0	0	0						
RESTAURANTS		0.00	172,383	0	0	0	0	0						
SELF SERVICE STORE		0.00							1,917,205	0	0	0	0	0
DEPARTMENT STORE		0.00							140,848	0	0	0	0	0
RESTAURANTS		0.00							4,094	0	0	0	0	0
TOTAL SUPPLIERS			18,891,494	0	0	0	0	0	2,062,147	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIABILITIES		0.00	4,849,000	0	0	0	0	0						
OTHER CURRENT LIABILITIES		0.00							236,585	0	0	0	0	0
TOTAL			23,740,494	0	0	0	0	0	2,298,732	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	232,597	2,554,841	0	0	2,554,841
LIABILITIES POSITION	209,280	2,298,732	0	0	2,298,732
SHORT-TERM LIABILITIES POSITION	209,280	2,298,732	0	0	2,298,732
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	23,317	256,109	0	0	256,109

NOTES

PS. 10.9840 RATE OF EXCHANGE AMERICAN DOLLAR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	20,033,161	29,126,529	(9,093,368)	0.59	(53,651)
FEBRUARY	17,655,130	23,963,215	(6,308,085)	0.15	(9,462)
MARCH	17,415,278	27,150,454	(9,735,176)	0.13	(12,656)
APRIL	16,839,342	28,161,061	(11,321,719)	0.15	(16,983)
MAY	17,732,574	26,419,419	(8,686,845)	(0.45)	39,091
JUNE	16,113,432	25,963,712	(9,850,280)	0.09	(8,865)
JULY	15,366,291	25,783,963	(10,417,672)	0.27	(28,128)
AUGUST	14,728,264	24,717,046	(9,988,782)	0.51	(50,943)
SEPTEMBER	16,811,481	27,731,652	(10,920,171)	1.01	(110,294)
RESTATEMENT				0.00	(1,799)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(253,690)

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,044,176	100.00
SEL-SERVICE WHOLESALES	MEMBRESHIP GENERAL MERCHANDISE	569,846	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	969,851	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	96,356	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	252,119	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	70,904	100.00

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM SUBST	COST PRODUCTION (%)
NON - APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	135,517,176	0.0		
OTHER INCOME	0	533,657	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		136,050,833			

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	45	1,065,699,229	7,518,184,339	0	8,583,883,568	1,375,601	9,704,450
TOTAL			1,065,699,229	7,518,184,339	0	8,583,883,568	1,375,601	9,704,450

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,583,883,568

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

OUR EXPANSION PROGRAM FOR THE FOLLOWING 3 MONTHS INCLUDES THE OPENING OF 47 UNITS, HAVING 54% PROGRESS THUS FAR AS OF SEPTEMBER 30, 2006, PS. 1,695,649 HAVE BEEN USED FOR THESE UNITS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Final Printing

FOREING CURRENCY BALANCES ARE TAKEN AT PS. 10.9840 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 232,597	$ 2,554,841
SUPPLIERS	US$ 187,741	$ 2,062,147
OTHER CURRENT LIABILITIES	US$ 21,539	$ 236,585

DURING JANUARY - SEPTEMBER 2006, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 48,147 DERIVED FROM EXHANGE RATE FLUTUATIONS.